Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF

AARON’S, INC.

The Amended and Restated Bylaws of Aaron’s, Inc. (the “Corporation”) are hereby amended as follows:

Section 4 of Article III is hereby amended and restated as follows:

“Section 4. Vacancies. All vacancies, including vacancies resulting from any increase in the number of directors, shall be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. If there are no directors in office, then vacancies shall be filled through election by the shareholders. Any director elected to fill a vacancy shall serve the unexpired term of his or her predecessor and until his or her successor is duly elected and qualified; provided that any director filling a vacancy by reason of an increase in the number of directors, where such vacancy is filled by the directors, shall serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualified.

The amendments provided for herein were duly adopted by a unanimous vote of all of the directors on the Board of Directors of the Corporation on April 14, 2014.